Exhibit 99.1

Maris-Tech Secures a Significant
$1 Million Order from a U.S. Repeat Customer in the Homeland Security Industry for Advanced Jupiter-based Video Solution

The advanced Jupiter-based video solution enables ultra speed and high data transfer for mission critical operations

Rehovot, Israel, Dec. 23, 2024 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”) based edge computing technology, today announced that it has received a significant new order for $1 million. The order, placed by a repeat customer located in the United States, is for a product based on the Jupiter family and designed to meet the specific needs of the homeland security (“HLS”) sector.

This new order highlights Maris-Tech’s growing presence and strategic momentum in the U.S. market, and further establishes the Company as a trusted provider of innovative video and AI edge computing solutions for defense and HLS applications worldwide.

The order involves hundreds of units of this cutting-edge technology, which combines compact size, robust performance, and high-speed connectivity necessary to address mission-critical HLS requirements related to intelligence, surveillance, and operational efficiency.

“We are proud to announce this substantial order,” said Israel Bar, Chief Executive Officer of Maris-Tech. “This achievement strengthens our relationship with a valued returning customer and demonstrates the growing recognition of our innovative solutions within the HLS sector. As we move forward, Maris-Tech intends to significantly expand its marketing efforts in the U.S., with a focus on drones, defense and HLS applications.”

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israel technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS) and communication industries worldwide. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing: the repeat order and the timing of delivery of the products; the development, production and delivery of our product based on the Jupiter family and the ability of such product to meet the specific needs of the HLS sector; our growing presence and strategic momentum in the U.S. market; our position as a trusted provider of innovative video and AI edge computing solutions for defense and HLS applications worldwide; our relationships with the returning customer and our plans to significantly expand our marketing efforts in the U.S. with a focus on drones, defense, and HLS applications. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and service

s, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com